SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                    UMB FINANCIAL CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)


                           902 788 108
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                       Page 1 of 12 Pages

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CUSIP NO. 902 788 108              13G       Page 2 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     UMB BANK, N.A. ("UMB")

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  225,600.

6. Shared Voting Power: 2,034,928. Beneficial ownership is disclaimed as to the 2,034,928 shares.

7.   Sole Dispositive Power:  1,563,463.

8. Shared Dispositive Power: 697,065. Beneficial ownership is disclaimed as to the 697,065 shares.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     2,260,568. Beneficial ownership is disclaimed as to the 1,337,863 shares held as trustee of the UMBFC ESOP.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares:  [ ]

11.  Percent of Class Represented by Amount in Row 9:  11.90%

12.  Type of Reporting Person: BK

CUSIP NO. 902 788 108              13G       Page 3 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     UMB FINANCIAL CORPORATION ("UMBFC")

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  0

6.   Shared Voting Power:   0

7.   Sole Dispositive Power:  0

8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person: 0

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [X] 1,337,863 shares of Issuer Common Stock are held by a subsidiary in various capacities as to which UMBFC has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9: 0

12.  Type of Reporting Person: HC

CUSIP NO. 902 788 108              13G       Page 4 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     UMB FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
     ("UMBFC ESOP")

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  -0-

6. Shared Voting Power: 1,337,863. Beneficial ownership is disclaimed as to the 1,337,863 shares held on behalf of the UMBFC ESOP.

7.   Sole Dispositive Power:  1,337,863

8.   Shared Dispositive Power:       -0-      .  Beneficial
     ownership is disclaimed as to the 1,337,863 shares held by the UMBFC ESOP for the benefit of participants.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,337,863. Beneficial ownership is disclaimed as to the 1,337,863 shares held for the benefit of the UMBFC ESOP participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9:  7.04%

12.  Type of Reporting Person: EP

CUSIP NO. 902 788 108              13G       Page 5 of 12 Pages

Item 1(a)      Name of Issuer:

               UMB Financial Corporation, a Missouri corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1010 Grand Avenue, Kansas City, Missouri 64106

Item 2(a)      Names of Persons Filing:

               (i)       UMB Bank, N.A. ("UMB")

               (ii)      UMB Financial Corporation ("UMBFC")

               (iii)     UMB Financial Corporation Employee Stock
                         Ownership Plan ("UMBFC ESOP")

Item 2(b)      Address of Principal Business or, if none,
               Residence:

               Both UMB and UMBFC maintain their principal
               executive offices at and the address for the UMBFC
               ESOP is 1010 Grand Avenue, Kansas City, Missouri
               64106

Item 2(c)      Citizenship:

               UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the UMBFC ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, par value $1.00 per share (the "Common Stock")


Item 2(e)      CUSIP Number:  902 788 108

CUSIP NO 902 788 108               13G       Page 6 of 12 Pages

Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [   ]  Broker or Dealer under Section 15 of
                    the Act

               (b) [ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

               (c)  [   ]  Insurance Company as defined in section
                    3(a)(19) of the Act

               (d)  [   ]  Investment Company registered under
                    section 8 of the Investment Company Act

               (e)  [   ]  Investment Adviser registered under
                    section 203 of the Investment Advisers Act of
                    1940

               (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (UMBFC ESOP)

               (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See
                    Item 7) (UMBFC)

               (h)  [   ]  Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(H)

     The UMBFC ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the UMBFC ESOP, UMB has certain voting and dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100% of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership which gives UMBFC control over UMB.

CUSIP NO. 902 788 108         13G       Page 7 of 12 Pages

Item 4.   Ownership.

     The UMBFC ESOP may be deemed to beneficially own the 1,337,863 shares (7.04%) of the Issuer's Common Stock held by the UMBFC. UMB serves as trustee of the UMBFC ESOP. UMBFC ESOP participants direct the trustee with respect to voting powers over the UMBFC ESOP shares held by the trustee but attributable to them. To the extent that participants do not issue voting instructions to the trustee shares are voted by the trustee in the discretion of the Plan's Administrative Committee.

     (a) Amount Beneficially Owned: 1,337,863. Beneficial ownership is disclaimed as to 1,337,863 shares held for participants of the UMBFC ESOP.

     (b)  Percent of Class:  7.04%

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote: -0-

          (ii)      shared power to vote or to direct the vote:
                    1,337,863. Beneficial ownership is disclaimed as to 1,337,863 shares held for participants of the UMBFC ESOP.

          (iii)     sole power to dispose or to direct the
                    disposition of:  1,337,863.

          (iv) shared power to dispose or to direct the disposition of: -0-. Beneficial ownership is disclaimed as to 1,337,863 shares held for participants of the UMBFC ESOP.

     UMB may be deemed to beneficially own a total of 2,260,528 (11.90%) shares of Issuer Common Stock including the shares held by the UMBFC ESOP and shares held in other fiduciary capacities. As trustee, UMB may be deemed to have shared voting power and dispositive power over the UMBFC ESOP shares, although UMB disclaims beneficial ownership over the shares. With respect to the shares held in other fiduciary capacities, UMB may also be deemed to have sole voting power over 225,600 shares, shared voting power over 697,065 shares, sole dispositive power over 225,600 shares and shared dispositive power over 697,065 shares. 3,030,536 shares of Common Stock held by UMB in custodial and other capacities over which UMB has no voting or dispositive power.

CUSIP NO. 902 788 108         13G            Page 8 of 12 Pages

     Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 2,260,568. Beneficial ownership is disclaimed as to 1,337,863 shares held for participants of the UMBFC ESOP.

     (b)  Percent of Class:  11.90%

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:
                    225,600

          (ii)      shared power to vote or to direct the vote:
                    2,034,928. Beneficial ownership is disclaimed as to 2,034,928 shares.

          (iii)     sole power to dispose or to direct the
                    disposition of:  1,563,463.

          (iv) shared power to dispose or to direct the disposition of: 697,065. Beneficial ownership is disclaimed as to 697,065 shares.

     UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock.

Item 5         Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

     Although the UMBFC ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the UMBFC ESOP, participants have the right to receive vested amounts representing dividends on the shares held for their accounts and elect to receive cash from proceeds their UMBFC ESOP accounts upon distribution thereof.

CUSIP NO. 902 788 108         13G       Page 9 of 12 Pages

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8         Identification and Classification of Members of the
               Group.

               Not Applicable.

Item 9         Notice of Dissolution of Group.

               Not Applicable.

Item 10        Certification.

               See below.

CUSIP NO. 902 788 108         13G            Page 10 of 12 Pages

                            Signature

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              UMB Bank, N.A.


Dated:   February 13,1995     By /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary



                              UMB Financial Corporation


Dated:   February 13,1995     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary


                              UMB Financial Corporation
                              Inc. Employee Stock Ownership Plan
                              and Trust

                              By:  UMB Bank, N.A.,
                                   Trustee


Dated:  February 13, 1995     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary

                          EXHIBIT INDEX


Exhibit             Document                           Page No.


 A.              Joint Filing Agreement

                                                  Page 12 of 12
                                                        EXHIBIT A

                     JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this
Exhibit is attached with respect to the Common Stock, par value $1.00 per share, of UMB Financial Corporation, a Missouri corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 1995.
                              UMB BANK, N.A.


Dated:  February 13, 1995     By /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary

                              UMB Financial Corporation


Dated:  February 13, 1995     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary


                              UMB Financial Corporation
                              Employee Stock Ownership Plan
                              and Trust

                              By:  UMB Bank, N.A.,
                                   Trustee


Dated:  February 13, 1995     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President
                                 and Corporate Secretary